

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2023

Albert Miralles
Chief Financial Officer
CDW Corp
75 Tri-State International
Lincolnshire , Illinois 60069

> **Re: CDW Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 24, 2023**
> **File No. 1-35985**

Dear Albert Miralles:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Non-GAAP Financial Measure Reconciliations
Non-GAAP operating income and Non-GAAP operating income margin, page 32

1. Please revise your disclosure to also present, with greater prominence, the most directly comparable GAAP measure to Non-GAAP Operating Income Margin. Refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K.

Free Cash Flow, page 33

2. We note you present "inventory finance payments" and "financing payments on revenue generating assets" as reconciling items for free cash flow which is a liquidity measure. Please tell us how you considered the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K

which prohibits "excluding charges or liabilities that require, or will require, cash settlement.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services